Goodwin Procter 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 27, 2024

FOIA CONFIDENTIAL TREATMENT REQUESTED

The entity requesting confidential treatment is

Bicara Therapeutics Inc.

116 Huntington Avenue, Suite 703

Boston, MA 02116

Telephone: (617) 468-4219

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tara Harkins, Vanessa Robertson, Daniel Crawford and Tim Buchmiller

RE: Bicara Therapeutics Inc.

Registration Statement on Form S-1

File No. 333-281722

CIK No. 0002023658

Rule 83 Confidential Treatment Request by Bicara Therapeutics Inc.

Dear Ladies and Gentlemen:

On behalf of Bicara Therapeutics Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 5, 2024 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on June 10, 2024, and subsequently publicly filed by the Company with the Commission on August 22, 2024 (File No. 333-281722) (the “Registration Statement”), we submit this supplemental letter to address comment 12 of the Comment Letter.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY BICARA THERAPEUTICS INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

August 27, 2024

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has concurrently filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the final price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Prior to the effectiveness of the Registration Statement, the Company intends to implement a reverse stock split of its Common Stock (the “Stock Split”). The Company expects to reflect the Stock Split in a pre-effective amendment to the Registration Statement that includes the actual price range. For purposes of this letter, we have presented all dollar and per share amounts without giving effect to the Stock Split to be consistent with the current presentation in the Registration Statement.

The Company respectfully requests that the bracketed information contained in this letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.8, and that the Commission provide timely notice to Claire Mazumdar before it permits any disclosure of the bracketed information in this letter.

For the convenience of the Staff, we have recited the prior comment from the Staff in the Comment Letter in italicized type and have followed the comment with the Company’s response.

12.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock lead in up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the Company’s common stock, par value $0.0001 per share (“Common Stock”), underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its Common Stock and the estimated offering price for its initial public offering (“IPO”).

FOIA CONFIDENTIAL TREATMENT REQUESTED BY BICARA THERAPEUTICS INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

August 27, 2024

Preliminary IPO Price Range

The Company advises the Staff that it estimates a preliminary price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for its IPO, before giving effect to the Stock Split, resulting in a midpoint of the Preliminary Price Range of $[***] per share. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Common Stock to date, the estimated fair value of its Common Stock has been determined by the Company’s board of directors (the “Board”) as of the date of each equity award, with input from management, considering the Company’s most recently available third-party valuations of its Common Stock, and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

The Company’s most recent third-party valuations of its Common Stock utilized by the Board in determining exercise prices at the time of each equity award were as follows:

Date of Third-Party Valuation	Date of Board Approval	Estimated Fair Market Value of Common Stock per Share

September 30, 2022	October 4, 2022	$0.48

March 31, 2023	April 5, 2023	$0.41

November 20, 2023	December 14, 2023	$0.59

June 1, 2024	N/A	$0.90

June 28, 2024	August 6, 2024	$1.00

FOIA CONFIDENTIAL TREATMENT REQUESTED BY BICARA THERAPEUTICS INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

August 27, 2024

Equity Awards Between January 1, 2023 and August 19, 2024

The following table summarizes by grant date the number of shares subject to awards granted between January 1, 2023 and August 19, 2024, the per share exercise price of the awards and the fair value of Common Stock underlying the awards on each grant date:

Grant Date	Type of Award	Number of Shares Subject to Award	Per Share Exercise Price of Award	Per Share Fair Market Value of Common Stock on Grant Date	Per Share Estimated Fair Value of Award on Grant Date(1)
1/01/2023	Option	100,000	$0.48	$0.48	$0.35
04/05/2023	Option	4,845,000	$0.41	$0.41	$0.30
08/08/2023	Option	13,472,075	$0.41	$0.41	$0.30
09/22/2023	Option	2,000,000	$0.41	$0.41	$0.30
12/14/2023	Option	18,278,630	$0.59	$0.59	$0.43
03/26/2024	Option	1,950,000	$0.59	$0.59	$0.44
04/23/2024	Option	250,000	$0.59	$0.59	$0.44
08/13/2024	Option	29,250,000	$1.00	$1.00	$0.77
08/19/2024	Option	700,000	$1.00	$1.00	$0.77

(1)	The per share estimated fair value of options reflects the fair value of options granted on each grant date determined using the Black-Scholes option-pricing model.

Valuation Methodologies

The third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“Practice Aid”). As disclosed in the Registration Statement, the Company’s enterprise value valuations were prepared using either an option pricing method (“OPM”) market-adjusted backsolve approach based on a recent arms-length transaction, or the probability-weighted expected return method (“PWERM”), with an IPO scenario and continued operation as a private company scenario.

The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY BICARA THERAPEUTICS INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

August 27, 2024

The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability (“DLOM”) of the common stock is then applied to arrive at an indication of value for the common stock.

September 30, 2022 Valuation

The fair value of the Common Stock of $0.48 per share at September 30, 2022 was determined with the assistance of an independent third-party valuation firm and approved by the Board on October 4, 2022. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the IRC with respect to options granted on January 1, 2023, along with other factors determined by the Board to be relevant at the time of the grant of such options.

The September 30, 2022 valuation applied the OPM method to allocate the fair value of the Company’s equity to various securities within the Company’s capital structure. Under this method, the OPM model was built based on the Company’s capital structure and reasonable option model inputs. The equity value of the Company was determined such that the implied value per share of Series Seed preferred stock was equal to its original issue price to third party investors at the closing of the Series Seed preferred stock financing on September 2, 2022. The 35.0% DLOM applied to the fair value of Common Stock was estimated using a put option analysis.

Between September 30, 2022 and January 1, 2023, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Company determined that the fair value of the Company’s Common Stock remained $0.48 per share from September 30, 2022 and January 1, 2023.

The principal factors contributing to the decrease in the fair value of Common Stock from the September 30, 2022 valuation to the March 15, 2023 valuation, include the following:

•	The Company continued to operate its business in the ordinary course and there were no significant developments in its business.
•

The closing of the Series B preferred stock financing at a purchase price of $1.025 per share. Given the proximity of the closing of the Series B preferred stock financing on March 2, 2023, the valuation firm considered the OPM back-solve approach to estimate the implied total equity value of the Company. Under this method, an OPM allocation model was built based on the Company’s capital structure and reasonable option model inputs.

•	The departure of Liviu Niculescu, Chief Medical Officer on November 4, 2022.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY BICARA THERAPEUTICS INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

August 27, 2024

•	Macroeconomic volatility when Silicon Valley Bank, where the Company kept its operating cash, failed on March 10, 2023 after a bank run.

March 15, 2023 Valuation

The fair value of the Common Stock of $0.41 per share at March 15, 2023 was determined with the assistance of an independent third-party valuation firm and approved by the Board on April 5, 2023. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the IRC with respect to options granted on April 5, 2023 through September 22, 2023, along with other factors determined by the Board to be relevant at the time of each such grant of options.

The March 15, 2023 valuation applied the OPM method to allocate the fair value of the Company’s equity to various securities within the Company’s capital structure. Under this method, the OPM model was built based on the Company’s capital structure and reasonable option model inputs. The equity value of the Company was determined such that the implied value per share of Series B preferred stock was equal to its original price issued to third party investors at the closing of the Series B preferred stock financing on March 2, 2023 The 35.0% DLOM applied to the fair value of Common Stock was estimated using a put option analysis.

Between March 15, 2023 and September 22, 2023, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Company determined that the fair value of the Company’s Common Stock remained $0.41 per share from March 15, 2023 to September 22, 2023.

November 20, 2023 Valuation

The fair value of the Common Stock of $0.59 per share at November 20, 2023 was determined with the assistance of an independent third-party valuation firm and approved by the Board on December 14, 2023. This valuation was used to support the fair market value of the Common Stock in accordance with Section 409A of the IRC with respect to options granted on December 14, 2023, March 26, 2024 and April 23, 2024, along with other factors determined by the Board to be relevant at the time of such grant of options.

The December 14, 2023 valuation applied the OPM method to allocate the fair value of the Company’s equity to various securities within the Company’s capital structure. Under this method, the OPM model was built based on the Company’s capital structure and reasonable option model inputs. The equity value of the Company was determined such that the implied value per share of Series C preferred stock was equal to its original price issued to third party investors at the closing of the Series C preferred stock financing on December 5, 2023. The 32.5% DLOM applied to the fair value of Common Stock was estimated using a put option analysis.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY BICARA THERAPEUTICS INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

August 27, 2024

The principal factors contributing to the increase in the fair value of Common Stock from the March 15, 2023 valuation to the November 20, 2023 valuation, include the following:

•

The advancement of ficerafusp alfa, the Company’s lead program, which included a poster presentation at the European Society of Medical Oncology Congress 2023 stating 57% objective response rate in a cohort of 28 patients in the HPV-negative subset of Head and Neck Squamous Cell Carcinoma (HNSCC) patients.

•

In late August 2023, the Company completed an end of phase meeting with the FDA that provided guidance to a Phase 2/3 pivotal study with the opportunity to receive an accelerated approval based upon response rate at an interim analysis and a full approval dependent upon improved length of overall survival.

•	The Company hired key members of management, including its Chief Medical Officer and Chief Legal Officer.
•	In June 2023, Chemistry, Manufacturing and Controls (CMC) process lock for improved yield of titers.
•

The closing of the Series C preferred stock financing at a purchase price of $1.3796 per share. Given the proximity of the closing of the Series C preferred stock financing on December 5, 2023, the valuation firm considered the OPM back-solve approach to estimate the implied total equity value of the Company. Under this method, an OPM allocation model was built based on the Company’s capital structure and reasonable option model inputs.

Between November 20, 2023 and April 23, 2024, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Company determined that the fair value of the Company’s Common Stock remained $0.59 per share from November 20, 2023 to April 23, 2024.

June 1, 2024 Valuation

In the course of preparing for this offering, in June 2024, the Company performed a fair value assessment as of June 1, 2024. The fair value of the Common Stock of $0.90 per share at June 1, 2024 was determined with the assistance of an independent third-party valuation firm. The June 1, 2024 valuation utilized the PWERM approach, with an IPO scenario and a continued operations as a private company scenario that were probability weighted based on their expected likelihoods of occurring. The IPO scenario was assigned a probability weight of 40%, which considered guideline IPO transactions identified within the last one to three years and the Company’s progress toward an IPO, as adjusted by a DLOM of 20%. The continued operations as a private company scenario was assigned a probability weight of 60% and reflected the market adjustment to the Company’s equity value since November 20, 2023, based on consideration given to the performance of guideline public companies and the biotech indices as well as the Company’s entity

FOIA CONFIDENTIAL TREATMENT REQUESTED BY BICARA THERAPEUTICS INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

August 27, 2024

specific factors. A DLOM of 35% was then applied to arrive at an indication of value for the Common Stock under the continued operation as a private company scenario.

The principal factor contributing to the increase in the fair value of Common Stock from the third-party valuation of November 20, 2023 to the third-party valuation of June 1, 2024 was the increase in the probability weighting of the IPO scenario to 40% reflecting progress made by the Company since November 20, 2023. Other items that contributed to the increase in the fair value of Common Stock include the following:

•	Selection of the official investment bank syndicate, which included discussions with the banks regarding broad ranges of possible IPO valuations of the Company.
•

The Company scheduled an organizational meeting in May 2024 with investment bankers and advisors to preserve the ability to submit a confidential draft registration statement filing to the Commission in June 2024.

•	The Company continued hiring key positions for its clinical operations, including a Senior Vice President of Clinical and Medical Affairs.
•	Tech transferred CMC improved process (Process B) to WuXi in December 2023 and first pilot scale batches were run in March 2024.

June 28, 2024 Valuation

The fair value of the Common Stock of $1.00 per share at June 28, 2024 was determined with the assistance of an independent third-party valuation firm and approved by the Board on August 6, 2024. The Board relied, in part, on the results of the June 28, 2024 valuation in its determination of the fair value of Common Stock of $1.00 per share for its stock option awards granted on August 13, 2024 and August 19, 2024. The June 28, 2024 valuation utilized the PWERM approach, which included an IPO scenario and a continued operations as a private company scenario that were probability weighted based on their expected likelihoods of occurring. The IPO scenario was assigned a probability weight of 50%, which considered guideline IPO transactions identified within the last one to three years and the Company’s progress toward an IPO, as adjusted by a DLOM of 15%. The Company’s continued operation as a private company scenario was assigned a probability weight of 50% and reflected the market adjustment to the Company’s equity value since June 1, 2024 based on consideration given to the performance of guideline public companies and the biotech indices as well as the Company’s entity specific factors. A DLOM of 35% was then applied to arrive at an indication of value for the Common Stock under the continued operation as a private company scenario.

The Company is monitoring the market constantly to determine factors that could impact the pricing of the Company. The completion of the IPO process will not be finalized if it will be economically disadvantageous to the shareholders.

The principal factors contributing to the increase in the fair value of Common Stock from the third-party valuation of June 1, 2024 to the third-party valuation of June 28, 2024 was the increase in

FOIA CONFIDENTIAL TREATMENT REQUESTED BY BICARA THERAPEUTICS INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

August 27, 2024

the probability weighting of the IPO scenario to 50% reflecting progress made by the Company since June 1, 2024. Other items that contributed to the increase in the fair value of Common Stock include the following:

•

On June 10, 2024, the Company confidentially submitted its first draft registration statement on Form S-1 to the Commission and received its first comment letter on July 5, 2024 with a confidential amendment to the draft registration statement on Form S-1 submitted on July 22, 2024.

•

The Company, in consultation with its Board and its underwriters, further solidified its plans for a potential IPO to be consummated at the earliest late in the third quarter of 2024, pending market conditions and review by the Commission, including incurring additional professional advisor fees, hiring additional employees to support the Company’s organizational growth, and otherwise preparing for post-IPO operations.

•	In late June 2024, the Company presented updated clinical data in the HSNCC HPV-negative expansion cohort of 28 patients at the DAVA Oncology 3rd Global Summit on Thoracic Malignancies.
•	First Good Manufacturing Process (GMP) run at 2kL scale for clinical and commercial drug material.

Between June 1, 2024 and August 19, 2024, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. Given volatile market conditions, as illustrated by the significant drop on August 5, 2024 through all three major indexes (Dow Industrials, S&P 500 and Nasdaq Composite) of more than 2.5% as well as the drop of Nikkei 225 by more than 12%, the Board determined that the key assumptions used in the June 28, 2024 valuation were still accurate as of August 6, 2024 and August 19, 2024.

The Company does not intend to grant any additional equity awards under the existing 2019 Stock Option and Grant Plan leading up to the completion of the proposed IPO, assuming the Company’s current timeline.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in IPOs, the Preliminary Price Range was not derived using a formal quantitative determination of fair value, but was determined based on discussions between the Company and the underwriters. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

FOIA CONFIDENTIAL TREATMENT REQUESTED BY BICARA THERAPEUTICS INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

August 27, 2024

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

In addition, the Company believes that the difference between the June 28, 2024 fair value determination of $1.00 per share and the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and continued positive developments with respect to the Company’s business that occurred subsequent to August 19, 2024, the date of the Company’s most recent determination of the fair value of its Common Stock:

•

The Preliminary Price Range is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s third-party valuation of the Common Stock as of June 28, 2024, which considered an additional potential outcome. Specifically, in the third-party valuation, the probability weighting for the combined IPO scenario was 50%.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Common Stock has been created, and, therefore, it excludes any DLOM of the Common Stock, which was taken into account in the third-party valuation as of June 28, 2024. The DLOM in the valuation that was applied to the IPO scenario was 15%.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding convertible preferred stock. The Company’s convertible preferred stock currently has substantial economic rights and preferences over the Common Stock. Upon the closing of the IPO, all outstanding shares of the Company’s convertible preferred stock will convert into Common Stock, thus eliminating the superior rights and preferences of the convertible preferred stock as compared to the Common Stock.

•

Since August 19, 2024 the last date on which the Company referenced the June 28, 2024 third-party valuation in connection with option grants, the Company has taken several steps toward the completion of an IPO, including completing testing-the-waters meetings and publicly filing the Registration Statement with the Commission on August 22, 2024.

•

The valuations of comparable companies that have completed or launched IPOs from January 2024 to date, which valuations reflected increases from the last rounds of private equity financing prior to such IPOs, i.e., reflecting step-up multiples in the IPO.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY BICARA THERAPEUTICS INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

August 27, 2024

•	From June 2024 to August 2024, the Company conducted 87 “testing-the-waters” meetings with prospective investors, and as a result, the Company elected to continue to pursue an IPO.

•

The IPO market for biotechnology IPOs has recently exhibited general weakness. Two biotechnology IPOs were completed from June 27, 2024 through August 22, 2024, Alumis Inc. and Artiva Biotherapeutics Inc. Alumis Inc. priced at the low end of the price range included in the preliminary prospectus while Artiva Biotherapeutics Inc. priced $2 below the price range included in the preliminary prospectus. Both securities have traded significantly below issue since pricing.

•

In determining the Preliminary Price Range, the underwriters utilized a number of valuation methodologies, including a discounted cash flow analysis, factors likely to affect the Company’s revenues and profitability, and relevant trading multiples for comparable public companies.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the underwriters, based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

The Company believes the Preliminary Price Range for the IPO is reasonable. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation—Common Stock Valuation” for additional background regarding its equity grant valuation methodologies to date.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this

FOIA CONFIDENTIAL TREATMENT REQUESTED BY BICARA THERAPEUTICS INC.

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

August 27, 2024

purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*-*-*-*

If you have any questions or comments regarding the foregoing, or if there is any additional information that we may provide to assist the Staff’s review, please contact the undersigned at (617) 570-1329.

Sincerely,

GOODWIN PROCTER LLP

By:	/s/ Gabriela Morales-Rivera
Gabriela Morales-Rivera, Esq., Goodwin Procter LLP

cc:	Claire Mazumdar, Bicara Therapeutics Inc.
Ryan Cohlhepp, Bicara Therapeutics Inc.
Ivan Hyep, Bicara Therapeutics Inc.
Lara Meisner, Bicara Therapeutics Inc.
Kingsley L. Taft, Goodwin Procter LLP
Christopher Huntsman, Goodwin Procter LLP

FOIA CONFIDENTIAL TREATMENT REQUESTED BY BICARA THERAPEUTICS INC.